03011401

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2003 WASH. D.C. 187

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER 8-52468

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COHEN BROS & COMPANY

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1818 MARKET STREET 28TH FLOOR
(No. and Street)

PHILADELPHIA (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL SHENKMAN 215-861-7808
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON LLP
(Name – *if individual, state last, first, middle name*)

2 COMMERCE SQ. 2001 MARKET ST (Address) PHILADELPHIA (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 12 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, _MICHAEL SHENKMAN____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _COHEN BROS & COMANY ____, as of _FEBRUARY 13______________________________, 2002_______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___

___

___

Signature

_CHIEF FINANCIAL OFFICER___________________

Title

Notary Public

NOTARIAL SEAL
Courtney J. Everngham, Notary Public
City of Philadelphia, Phila. County
My Commission Expires March 14, 2005

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5 and Report of Independent Certified Public Accountants

Cohen Bros. & Company, Inc.
(a wholly-owned subsidiary of Cohen Bros. Financial, LLC)

December 31, 2002

CONTENTS

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants

Board of Directors
Cohen Bros. & Company, Inc.

We have audited the accompanying statement of financial condition of Cohen Bros. & Company, Inc. (a wholly-owned subsidiary of Cohen Bros. Financial, LLC), as of December 31, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Cohen Bros. & Company, Inc., as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 14 and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 7, 2003

Suite 3100
Two Commerce Square
2001 Market Street
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

COHEN BROS. & COMPANY, INC.
(a wholly-owned subsidiary of Cohen Bros. Financial, LLC)

Statement of Financial Condition

December 31, 2002

ASSETS	
Cash	$ 336,890
Deposit with clearing broker	20,064
Receivable from clearing broker	106,937
Loan receivable	111,200
Furniture and equipment, net	49,324
Goodwill	249,230
Intangible asset, net	175,000
Other assets	347,643
	$ 1,396,288
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Other liabilities	$ 208,685
Stockholder's equity	
Common stock, $0.01 par value; 1,000 shares authorized, 100 shares issued and outstanding	1
Additional paid-in capital	1,345,499
Accumulated deficit	(157,897)
Total stockholder's equity	1,187,603
	$ 1,396,288

The accompanying notes are an integral part of this statement.

COHEN BROS. & COMPANY, INC.
(a wholly-owned subsidiary of Cohen Bros. Financial, LLC)

Statement of Operations

Year ended December 31, 2002

Revenues	
Commissions	$ 1,630,509
Investment banking	1,554,491
Management fee income	30,000
Interest and other income	24,740
Total revenues	3,239,740
Expenses	
Employee compensation and benefits	1,935,498
Occupancy and equipment	66,302
Professional fees	41,665
Regulatory fees	41,781
Advertising	42,924
Clearing fees	369,719
Other operating expenses	242,651
Investment banking	384,511
Research department	99,775
Amortization of intangible assets	20,000
Management fee expense - parent	65,000
Total expenses	3,309,826
NET LOSS	$ (70,086)

The accompanying notes are an integral part of this statement.

COHEN BROS. & COMPANY, INC.
(a wholly-owned subsidiary of Cohen Bros. Financial, LLC)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2002

	Common stock	Additional paid-in capital	Accumulated deficit	Total
Balance at January 1, 2002	$ 1	$ 1,224,999	$ (87,811)	$ 1,137,189
Capital contributions from parent	-	120,500	-	120,500
Net loss	-	-	(70,086)	(70,086)
Balance at December 31, 2002	$ 1	$ 1,345,499	$ (157,897)	$ 1,187,603

The accompanying notes are an integral part of this statement.

COHEN BROS. & COMPANY, INC.
(a wholly-owned subsidiary of Cohen Bros. Financial, LLC)

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities	
Net loss	$ (70,086)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation and amortization	6,561
Amortization of intangible asset	20,000
Gains recorded on securities owned	(7,500)
Sales of securities owned	31,950
Increase in net receivable from clearing broker	(54,265)
Decrease in clearing broker deposit	84,239
Increase in other assets	(192,160)
Increase in other liabilities	154,750
Net cash used in operating activities	(26,511)
Cash flows from investing activities	
Purchase of furniture and equipment	(41,933)
Issuance of promissory note	(9,000)
Repayment of loan receivable and promissory note	99,706
Net cash provided by investing activities	48,773
Cash flows from financing activities	
Capital contributions from Parent	120,500
Net cash provided by financing activities	120,500
NET INCREASE IN CASH	142,762
Cash at beginning of year	194,128
Cash at end of year	$ 336,890

The accompanying notes are an integral part of this statement.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cohen Bros. & Company (the Company) is a Delaware corporation and was created when Cohen Bros. Financial, LLC (Cohen Financial or Parent) purchased the outstanding stock of FMC Securities Corporation (FMSC) on October 2, 2001. The Company is a wholly-owned subsidiary of Cohen Financial. The Company is a securities broker-dealer, which comprises several classes of service, including securities brokerage and investment banking.

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation.

1. Basis of Financial Statement Preparation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America.

The preparation of financial statements requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The principal estimate that is susceptible to significant change in the near term relates to certain intangible assets, such as goodwill and dealer license. The outstanding goodwill and intangible asset resulted from the acquisition of FMSC. If such benefits, including new business, are not derived or the Company changes its business plan an impairment may be recognized.

2. Securities Transactions

Transactions in securities are recorded on a settlement-date basis.

3. Investment Banking

Investment banking revenues include fees arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing financial restructuring advisory services. Investment banking management fees are recorded on the offering date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

4. Goodwill and Intangible Asset

The outstanding goodwill and intangible asset resulted from the acquisition of FMSC in 2001. The Company has recognized an intangible asset for the dealer license of $200,000, which is being amortized on a straight-line basis over ten years. The Company recorded amortization expense for the intangible asset of $20,000 for the year ended December 31, 2002.

(Continued)

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Intangible Assets* on October 1, 2001, date of acquisition of FMSC. Accordingly, the Company did not amortize the goodwill from the acquisition of FMSC. SFAS No. 142 modifies the accounting for all purchased goodwill and intangible assets. SFAS No. 142 requires companies to test goodwill and indefinite lived intangible assets for impairment rather than amortize them and, accordingly, the Company has not recorded amortization expense for the goodwill recorded. The Company completed its annual impairment testing and no impairment was identified.

5. Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation is generally computed on the straight-line methods over the estimated useful lives of the assets.

6. Income Taxes

The Company accounts for income taxes under the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities.

7. Advertising

Advertising expenses are expensed as incurred.

NOTE B - RECEIVABLE FROM CLEARING BROKER

The Company conducts business through its clearing broker for its proprietary accounts. The Company also introduces customer accounts on a fully disclosed basis to the clearing broker and earns revenues and incurs expenses from activities in those accounts. The clearing and depository operations for the Company's customer accounts and proprietary accounts are performed by its clearing broker pursuant to a clearance agreement. All amounts receivable from the clearing broker, reflected on the statement of financial condition, are positions carried by and amounts due from this clearing broker.

NOTE C - LOAN RECEIVABLE

On September 19, 2001, the Company entered into an unsecured loan to one of the members of Cohen Financial. The loan bears interest at 10% annually and expires on September 19, 2003. The balance at December 31, 2002 is $111,200. Interest income recognized for the year ended December 31, 2002 was $14,111, of which $5,979 is accrued at December 31, 2002 and is included in other assets.

NOTE D - FURNITURE AND EQUIPMENT

Furniture and equipment are as follows:

	Estimated useful lives	
Computer equipment	5 years	$ 37,095
Furniture and equipment	3 to 5 years	19,544
		56,639
Less accumulated depreciation		(7,315)
		$ 49,324

Depreciation expense was $6,561 for the year ended December 31, 2002.

NOTE E - INCOME TAXES

The Predecessor Company, FMSC, has not recorded current income tax expense due to its utilization of a net operating loss carryforward from the year ended December 31, 2002. As of December 31, 2002, the Company has net operating loss carryover of approximately $400,000, expiring through 2021. As of December 31, 2002, a deferred tax asset has not been recognized with respect to the net operating loss.

NOTE F - EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) savings plan covering substantially all employees of the Company. Under the plan, the Company matches 50% of employee contributions for all participants, not to exceed 3% of their salary. Contributions made by the Company were $13,897 for the year ended December 31, 2002.

NOTE G - RELATED PARTY TRANSACTIONS

The Company pays certain direct expenses as outlined in its Management and Expense Agreement, with Cohen Financial, including salaries, employee benefit costs, registration fees, and other related expenses incurred on behalf of the Company.

The Company provides brokerage and investment banking services for the following affiliates.

The Bancorp, Inc. (TheBancorp), whose Chairman is a member of Cohen Financial, paid the Company $187,780 for brokerage services during the year ended December 31, 2002. The Company recorded investment banking income of $345,000 from TheBancorp during the year ended December 31, 2002.

(Continued)

NOTE G - RELATED PARTY TRANSACTIONS - Continued

Resource America, Inc. (RAI), a NASDAQ company trading under the symbol REXI, whose Director is a member of Cohen Financial, paid the Company $26,673 for brokerage services for the year ended December 31, 2002. Trapeza Partners, L.P. (Trapeza), an affiliate of RAI, paid the Company $229,925 for brokerage services for the year ended December 31, 2002. For the year ended, the Company recorded investment banking income of $960,184 from Trapeza, of which $182,216 is a receivable at December 31, 2002.

The Company recorded investment banking income of $236,664 for partnerships owned by members of Cohen Financial during the year ended December 31, 2002. In addition, the Company is performing accounting and booking services for this partnership and has recorded $9,000 of deferred revenue, included in other liabilities, which will be recognized over a 10 year period.

The Company maintains some of its bank accounts with TheBancorp. As of December 31, 2002, the Company had approximately $336,000 in deposits at TheBancorp.

The Company subleases office space from TheBancorp at a rate of $6,761 per month commencing in July 2002. Prior to July 2002, the Company leased their office space from TheBancorp at a rate of $1,000. The Company is also responsible to pay certain common costs. Rent expense for the year ended December 31, 2002 was $45,841, of which $13,523 is due to TheBancorp at December 31, 2002.

Commencing in July 2002, the Company also pays $1,000 per month for technical support and $3,600 per month fee for the telephone system. The Company has paid $23,000 for the year ended December 31, 2002, of which $9,200 is due as of December 31, 2002.

NOTE H - COMMITMENTS

1. Lease Arrangement

The Company entered into leases that expire in 2002 and 2010. The approximate annual minimum lease payments as of December 31, 2002 are:

2003	$ 81,000
2004	81,000
2005	81,000
2006	81,000
2007	81,000
Thereafter	209,000
	$ 614,000

Rent expense for the year ended December 31, 2002 was $59,741.

(Continued)

NOTE H - COMMITMENTS - Continued

2. Clearing Broker Arrangement

In April 2002, the Company entered into an agreement with a new cleaning broker. Under this agreement, the Company is required to maintain a $100,000 deposit throughout the life of the contract and pay a termination fee if the contract is terminated prior to 2004. The termination fee is $25,000 if terminated in 2003 and $15,000 if terminated in 2004.

NOTE I - NET CAPITAL REQUIREMENT

The Company is subject to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. As applied to the Company, the rule requires minimum net capital of $50,000. As of December 31, 2002, the Company's net capital was $230,206, which exceeds the minimum requirements by $180,206.

NOTE J - RESERVE REQUIREMENTS

As of December 31, 2002, the Company is subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. The Company continues to introduce and clear its customers' transactions on a fully disclosed basis with its clearing broker. However, the Company was not in possession of any customer funds at December 31, 2002. Therefore, the Company had no items to report under Rule 15c3-3.

SUPPLEMENTAL INFORMATION

COHEN BROS. & COMPANY, INC.
(a wholly-owned subsidiary of Cohen Bros. Financial, LLC)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002

Net capital	
Total stockholder's equity	$ 1,187,603
Deductions	
Nonallowable assets	
Furniture and equipment, net	49,324
Loan receivable	111,200
Goodwill	249,230
Intangible asset	175,000
Other assets	347,643
Commitment fee to clearing broker	25,000
Total deductions	957,397
Net capital	230,206
Minimum net capital required	50,000
Excess net capital	$ 180,206
Aggregate indebtedness	$ 208,685
Ratio of aggregate indebtedness to net capital	90.65%

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5(d) Part IIA filing.

COHEN BROS. & COMPANY, INC.
(a wholly-owned subsidiary of Cohen Bros. Financial, LLC)

Computation for Determination of Reserve Requirements under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2002

As of December 31, 2002, the Company is subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. The Company continues to introduce and clear its customers' transactions on a fully disclosed basis with its clearing broker. However, the Company was not in possession of any customer funds at December 31, 2002. Therefore, the Company had no items to report under Rule 15c3-3.